Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019, AND DECEMBER 31, 2018

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2019	December 31, 2018
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents (note 3)	$5,448	$9,736
Short term deposits	8,017	40
Prepaid expenses	658	288
Cash held for CVR holders (note 1a)	1,500	-
Other receivables	445	213
Receivables for the sale of Trehalose (note 1a)	2,000	-
Total Current Assets	18,068	10,277
Non-Current Assets
Restricted cash	61	56
Long-term prepaid expenses	5	16
Property and equipment, net (note 4)	675	685
Other assets (note 6)	408	-
Total Non-Current Assets	1,149	757
Total Assets	$19,217	$11,034

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$137	$173
Accrued expenses and other liabilities (notes 5, 6)	899	722
CVR holders (note 1a.)	3,500	-
Related parties	14	13
Total Current Liabilities	4,550	908
Non-Current Liabilities
Retirement benefit obligations	7	6
Other long-term Liabilities (note 6)	877	222
Warrants (note 8)	-	192
Total Non-Current Liabilities	884	420
Commitments and Contingent Liabilities (note 7)
TOTAL LIABILITIES	5,434	1,328
SHAREHOLDERS’ EQUITY (note 8)
Ordinary shares of NIS 0.4 ($0.11) par value as of September 30, 2019 and December 31, 2018: Authorized: 45,000,000 and 11,861,073 shares; Issued and outstanding: 10,334,126 and 3,509,405 shares	1,151	396
Series A Preferred Stock, NIS 0.4 ($0.11) par value as of September 30, 2019 and December 31, 2018: Authorized: none and 3,146,815 shares; Issued and outstanding: none and 3,059,730 shares	-	309
Series B Preferred Stock, NIS 0.4 ($0.11) par value as of September 30, 2019 and December 31, 2018: Authorized: none and 3,485,703 shares; Issued and outstanding: none and 1,373,804 shares	-	156
Series C Preferred Stock, NIS 0.4 ($0.11) par value as of September 30, 2019 and December 31, 2018: Authorized: none and 3,146,815 shares; Issued and outstanding: none and 525,171 shares	-	59
Additional paid in capital	36,805	27,326
Foreign currency translation adjustments	(1,367)	(2,251)
Accumulated deficit	(22,806)	(16,289)
TOTAL SHAREHOLDERS’ EQUITY	13,783	9,706
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,217	$11,034

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNADITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Revenues	$-	$-	$-	$-
Operating expenses:
Research and development expenses	1,576	1,045	3,850	2,631
General and administrative expenses	545	196	1,930	600
	2,121	1,241	5,780	3,231

Operating loss	(2,121)	(1,241)	(5,780)	(3,231)

Financial income	72	140	165	576
Financial expenses	(342)	(1)	(902)	(2)

Net (loss)	(2,391)	(1,102)	(6,517)	(2,657)

Other comprehensive (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	350	(40)	884	(413)
Total other comprehensive (loss)	350	(40)	884	(413)
Total comprehensive (loss)	$(2,041)	$(1,142)	$(5,633)	$(3,070)

Basic & diluted (loss) per share	$(0.23)	$(0.35)	$(0.83)	$(0.88)
Weighted average number of shares outstanding	10,206,837	3,509,344	8,098,581	3,509,344

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNADITED)

U.S. dollars in thousands

	For the nine months ended September 30,
	2019	2018
Cash flows from operating activities
Net (loss)	$(6,517)	$(2,657)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	144	82
Accrued income on deposits	(16)
Share-based compensation	512	341
Loss on sale of property and equipment	75	-
Changes in values of warrants exercisable into shares liability	50	(75)
Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses	112	(28)
Decrease (increase) in other receivables	(47)	(72)
(Decrease) increase in accounts payable trade	(58)	94
(Decrease) increase in accrued expenses and other liabilities	341	207
(Decrease) increase in related parties	-	(1)
Net cash (used in) operating activities	(5,404)	(2,109)

Cash flows from investing activities
Short term bank deposit	(7,960)	(40)
Restricted cash	-	(33)
Proceeds from sale of property and equipment	4	-
Purchase of property and equipment	(162)	(180)
Net cash received in the issuance of shares for the net assets of Bioblast Pharma Ltd.	44	-
Net cash (used in) investing activities	(8,074)	(253)

Cash flows from financing activities
Proceeds from issuance of shares net of $655 and $156 issuance expenses, respectively	7,706	5,144
Proceeds from exercise of options	599	-
Net cash (used in) provided by financing activities	8,305	5,144

Increase (decrease) in cash and cash equivalents	(5,173)	2,782
Cash and cash equivalents - beginning of year	9,736	9,005
Exchange rate differences on cash and cash equivalents	885	(436)
Cash and cash equivalents - end of period	$5,448	$11,351

Non-cash transactions:
Conversion of preferred stock to ordinary shares	525	-
Conversion of 6% preference on preferred stock to ordinary shares	$2,071	-
Issuance of ordinary shares upon exercise of warrants	$249	$-
Issuance of shares in connection with merger	$47	$-
Assets acquired excluding cash and cash equivalents	4,132	-
Less - liabilities assumed	(3,532)	-
Net assets acquired excluding cash and cash equivalents	$600	$-

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash received for interest	$149	$85

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 1 - GENERAL

a.	Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) was originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd.

In January 2015, Bioblast Pharma Inc. was established in the State of Delaware as a wholly owned subsidiary of the Parent (the “Subsidiary”).

On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex Therapeutics R&D Ltd., (“Enlivex R&D”, formerly known as Enlivex Therapeutics Ltd.), whereby Enlivex R&D merged with Treblast Ltd. (a subsidiary of the Parent) with Enlivex R&D remaining as the surviving entity in the merger (the “Merger”), the Parent changed its name to Enlivex Therapeutics Ltd.

The Company is a clinical-stage biotechnology company. Enlivex R&D was incorporated in September 2005 under the laws of the State of Israel and has been engaged since inception in the development of an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no U.S. Food and Drug Administration (“FDA”) approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. The Company’s innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs,” such as preventing or treating complications associated with bone marrow transplants and/or hematopoietic stem cell transplants, sepsis and acute multiple organ failure. The Company also intends to develop its cell-based therapy to be combined with currently effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell Therapy and therapies targeting T-Cell Receptor Therapy. The Company’s development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

At the closing of the Merger, the Parent, Enlivex R&D, the Parent’s pre-Merger CEO, as representative of the pre-Merger Parent’s shareholders, and a rights agent entered into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, the Parent’s shareholders immediately prior to the Merger received one CVR for each of the Parent’s’ ordinary shares held of record immediately prior to the closing of the Merger. Each CVR represents the right to receive payments based on the Parent’s pre-Merger clinical development programs. CVR holders are entitled to receive 100% of any payments up to $20,000 received and 50% of any subsequent consideration in excess of such amount, in each case, net of all related transaction expenses.

On February 19, 2019 the Parent sold its pre-Merger clinical development programs for “Trehalose” to Seelos Therapeutics, Inc. (“Seelos”), a clinical-stage biopharmaceutical company. Under the terms of the agreement between the Parent and Seelos, Seelos paid $1,500 upon closing and will pay additional $2,000 upon the first anniversary of the closing. Seelos has agreed to pay additional milestone payments of up to $17,000 upon completion of the related clinical study and approval of a New Drug Application by the FDA, as well as royalties.

The Merger has been treated as a reverse recapitalization of the Parent for financial accounting and reporting purposes. As such, Enlivex R&D is treated as the acquirer and the Parent is treated as the acquired entity for accounting and financial reporting purposes.

The Company’s ordinary shares (“Ordinary Shares”) are traded on the Nasdaq Capital Market and on the on the Tel Aviv Stock Exchange under the symbol “ENLV”.

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue for the foreseeable future. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s accumulated deficit aggregated $22,806 as of September 30, 2019. There is no assurance that profitable operations will ever be achieved, or, if ever achieved, could be sustained on a continuing basis.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 1 - GENERAL (cont.)

b.	Financial resources (cont.)

The Company’s management plans to finance its operations with issuances of the Company’s equity and equity-linked securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for its long-term development.

The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

The Company’s management and Board of Directors believe that the Company’s current cash resources will enable the continuance of the Company’s activities for at least the twelve month period following the date on which these financial statements are issued with no need for additional fundraising. The Company may determine, however, to raise additional capital during such period as the Board of Directors deems prudent.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation: These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements for annual periods prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with applicable accounting and SEC reporting rules and regulations.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and notes thereto included in the Company’s 2018 Annual Report on Form 20-F, as filed with the SEC on April 30, 2019.

The results of operations for the interim periods presented in these unaudited condensed consolidated financial statements are not necessarily indicative of the operating results for any future period. The December 31, 2018 financial information has been derived from the Company’s audited financial statements.

b.	Functional currency and translation to the reporting currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is its local currency.

The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.  Accordingly, assets and liabilities were translated from NIS to U.S. dollars using period-end exchange rates, equity items were translated at the exchange rates as of the date of the applicable equity transaction, and income and expense items were translated at average exchange rates during the period.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is other than the U.S. dollar) are reported in other comprehensive income (loss) and are reflected in equity, under “accumulated other comprehensive income (loss)”.

Balances denominated in, or linked to foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

Exchange rate

As of September 30, 2019, 1 U.S.$ = 3.482 NIS

As of December 31, 2018, 1 U.S.$ = 3.748 NIS

Increase (decrease) of the U.S. $ against the NIS during the period:

Three months ended September 30, 2019	(2.36)%
Three months ended September 30, 2018	(0.63)%

Nine months ended September 30, 2019	(7.10)%
Nine months ended September 30, 2018	4.62%

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.	Leases

In accordance with ASU No. 2016-02, Leases (Topic 842), right-of-use (“ROU”) assets represent our right to use the underlying leased assets over the lease term, and lease liabilities represent our obligation to make lease payments arising from the related leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when we believe it is reasonably certain that we will exercise such options. Operating lease ROU assets are reported in other assets, and operating lease liabilities are reported in accounts payable and accrued liabilities (current), and other long-term liabilities (non-current) in our condensed consolidated balance sheets.

Because most of the Company’s leases do not provide an implicit interest rate, the Company generally uses its incremental borrowing rate to determine the present value of lease payments. Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term, and the related ROU assets and liabilities are reduced to the present value of the remaining lease payments at the end of each period. Short-term leases (with a term of 12 months or less) are not recorded as ROU assets or liabilities in the consolidated balance sheets. The Company’s lease agreements include rental payments that adjust periodically for inflation and do not contain any material residual value guarantees or material restrictive covenants.

d.	New Accounting Pronouncements Adopted

Effective January 1, 2019, the Company adopted changes issued by the Financial Accounting Standards Board (the “FASB”) related to leases. See Note 6 for further explanation related to this adoption, including all newly expanded disclosure requirements.

Effective January 1, 2019, the Company adopted changes issued by the FASB related to Stock Compensation. In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting. This ASU simplifies aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation.

Pending Accounting Pronouncements

In August 2018, the FASB issued new disclosure guidance on fair value measurements. This new guidance modifies the disclosure requirements on fair value measurements, including removal and modifications of various current disclosures as well as some additional disclosure requirements for Level 3 fair value measurements. Some of these disclosure changes must be applied prospectively while others retrospectively depending on requirement. This guidance is required to be adopted by the Company beginning in fiscal year 2020 with early adoption permitted. The Company does not plan to early adopt this guidance. The adoption of these changes is not expected to have an impact on the Company’s consolidated financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS

	September 30,	December 31,
	2019	2018
	unaudited

Cash held in banks	$5,407	$1,029
Bank deposits (annual average interest rates 0.04% and 1.81%)	41	8,707
	$5,448	$9,736

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	September 30,	December 31,
	2019	2018
	unaudited

Cost:
Laboratory equipment	$944	$797
Computers	127	86
Office furniture & equipment	21	58
Leasehold improvements	151	228
	1,243	1,169
Accumulated depreciation:
Laboratory equipment	471	331
Computers	84	62
Office furniture & equipment	1	13
Leasehold improvements	12	78
	568	484
Depreciated cost	$675	$685

For the three and nine months ended September 30, 2019 and 2018, depreciation expenses were $49 and $27, and $144 and $82, respectively.

NOTE 5 – ACCRUED EXPENSES AND OTHER LIABILITIES

	September 30,	December 31,
	2019	2018
	unaudited

Employees and payroll related	$359	$369
Accrued expenses and other	540	353

	$899	$722

NOTE 6 – LEASES

The Company elected the transition provision provided by ASU no. 2018-11, Leases (Topic 842) that allows entities to continue to apply the legacy guidance in Topic 840, Leases, including its disclosure requirements, for the comparative periods presented in the year of adoption. Accordingly, the Topic 842 disclosures below are presented only as of and for the nine-month period ended September 30, 2019 and not for any prior period.

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company’s operating leases have remaining lease terms of up to 3.95 years, some of which include options to extend the leases for up to five years. On January 1, 2019, the Company recognized $494 of ROU assets and $480 of lease liabilities ($110 short-term and $370 long-term) on the consolidated balance sheet for operating leases, with the difference due to prepaid deposit balances as of December 31, 2018 that reduced the lease liability balance on January 1, 2019.

September 30,
2019
unaudited

The components of lease expense were as follows:
Operating leases cost for the nine months ended September 30, 2019	$144

Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$144
Right of use assets obtained in exchange for new operating lease liabilities	$494

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 6 – LEASES (cont.)

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:

September 30,
2019
Unaudited

Other assets - Right-of-use asset	$408
Accounts payable and accrued liabilities	$140
Other long-term liabilities	247
Total operating lease liabilities	$387
Weighted average remaining lease term in years	3.5
Weighted average annual discount rate	5%

Maturities of operating lease liabilities as of September 30, 2019, were as follows:
2019	$140
2020	119
2021	76
2022	52
2023
Thereafter	-
Total lease payments	$387

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority), computed on the basis of proceeds from the sale or license of products, the development of which was supported by State grants.

These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest at an applicable LIBOR-based rate.

The Company’s aggregate contingent obligation to pay royalties as of September 30, 2019 was approximately $5,035, which represented the gross amount of grants actually received by the Company from the Israel Innovation Authority to such date, including accrued interest.

In January 2019, the Company submitted a new grant application to the Israel Innovation Authority for funding of its clinical development program of prevention of cytokine storms and organ dysfunction associated with sepsis. On April 16, 2019, the Company’s application for grants at 50% participation of a NIS 7,668 ($2,202) plan to be executed in Israel was approved by the Israel Innovation Authority. The plan was approved for a period commencing January 1, 2019 and ending December 31, 2019.

As of September 30, 2019, the Company had not paid any royalties to the Israel Innovation Authority.

NOTE 8 – EQUITY

The Merger described in footnote 1 to these unaudited condensed consolidated financial statements was consummated on March 26, 2019. Upon consummation of the Merger:

a.	All outstanding preferred stock with all accrued and unpaid dividends thereon of approximately $2,070 and all outstanding warrants of the Company were converted into an aggregate of 5,499,896 Ordinary Shares.

b.	The Company incurred direct Merger-related costs totaling $652, which were recorded as a reduction to additional paid in capital in the Company’s condensed consolidated balance sheet.

In connection with the Merger, the Company entered into substantially identical securities purchase agreements with certain private investors, pursuant to which the investors purchased an aggregate of 682,631 Ordinary Shares for a purchase price of $12.25 per share, totaling $8,362.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 9 – SHARE-BASED COMPENSATION

In March 2019, the Company approved an increase in the number of Ordinary Shares authorized under the 2014 Equity Incentive Plan by 500,000 Ordinary Shares to a total of 2,350,704.

In June 2019, the Company adopted its Global Share Incentive Plan (2019) (the “2019 Equity Incentive Plan”), under which all Ordinary Shares that remained available for future grant under the 2014 Equity Incentive Plan were reserved for issuance with respect to awards that may be granted under the 2019 Equity Incentive Plan.

As of September 30, 2019, 523,132 shares were available for future grant under the 2019 Equity Incentive Plan.

Options granted under the Equity Incentive Plans and related award agreements usually vest over a period of four years and expire ten years following the date of grant. Upon termination of the optionee’s employment or other relationship with the Company, options cease vesting and options are forfeited. Ordinary Shares underlying options that are canceled or not exercised within the option term become available for future grant under the 2019 Equity Incentive Plan.

a)	Employees’ and directors stock options

The following table contains additional information concerning options granted to employees and directors under the Company’s existing equity compensation plans:

	Three months ended		Nine months ended
	September 30, 2019		September 30, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	1,076,151	$4.79	1,083,023	$4.75
Granted	5,600	$21.40	8,021	$18.62
Forfeited and expired	-	$-	(8,071)	$6.65
Exercised	(1,138)	$3.30	(2,360)	$3.77
Outstanding at end of period	1,080,613	$4.88	1,080,613	$4.88
Exercisable at end of period	550,656	$3.67	550,656	$3.67

Following is a summary of changes in non-vested shares granted to employees and directors:

	Three months ended		Nine months ended
	September 30, 2019		September 30, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	538,320	$6.08	625,302	$5.58
Granted	5,600	$21.40	8,021	$18.62
Vested during the year	(13,964)	$6.09	(95,296)	$3.64
Forfeited during the year	-	$-	(8,071)	$6.65
Balance at the end of the period	529,956	$6.15	529,956	$6.15

As of September 30, 2019, the total unrecognized estimated compensation cost related to outstanding non-vested employees’ stock options was $431 which is expected to be recognized over a weighted average period of two years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 9 – SHARE-BASED COMPENSATION (cont.)

b)	Consultants’ stock options

The following table contains additional information concerning options granted to consultants under the existing equity compensation plans:

	Three months ended		Nine months ended
	September 30, 2019		September 30, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	733,895	$5.55	718,395	$3.72
Exercised	(219,281)	2.68	(219,281)	2.68
Pre-merger Bioblast options	-	$-	15,500	$90.16
Outstanding at end of period	514,614	$6.64	514,614	$6.64
Exercisable at end of period	373,613	$3.08	373,613	$3.08

Following is a summary of changes in non-vested shares granted to consultants:

	Three months ended		Nine months ended
	September 30, 2019		September 30, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	142,212	$6.29	149,474	$6.20
Vested during the year	(1,211)	$6.22	(8,473)	6.22
Balance at the end of the period	141,001	$6.29	141,001	6.29

As of September 30, 2019, the unrecognized estimated compensation cost related to outstanding non-vested consultants’ stock options was $320, which is expected to be recognized over a weighted average period of 1.5 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual lives for all options outstanding at September 30, 2019:

exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable

$2.69	536,515	5.5	$12,890	536,515
$2.69	35,895	1.0	862	35,895
$2.69	6,282	6.7	150	4,938
$2.69	116,138	7.7	2,790	113,524
$2.69	16,622	8.5	399	16,622
$6.22	557,670	8.5	11,424	168,208
$6.22	73,504	8.6	1,506	18,376
$6.22	53,192	9.1	1,090	13,298
$6.22	3,147	9.2	64	1,394
$6.22	108,930	9.3	2,232	-
$2.69	49,867	9.3	1,198	-
$6.22	13,944	9.4	286	-
$12.21	2,421	9.4	35
$21.40	5,600	9.8	30	-
$90.16	15,500	1.9	-	15,500
	1,595,227		34,956	$924,270

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 9 – SHARE-BASED COMPENSATION (cont.)

d)	The following table summarizes share-based compensation expenses related to grants under the Company’s existing equity compensation plans:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Research & development	$(96)	$267	$348	$283
General & administrative	(35)	31	164	58
Total	$(131)	$298	$512	$341

NOTE 10 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of September 30, 2019 and December 31, 2018:

	September 30, 2019
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,448	$	$-	$-
Short term deposits	8,017		-	-
Restricted cash	61		-	-
Cash held for CVR holders	1,500		-	-
Total financial assets	$15,026	$	$-	$-

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,736	$9,736	$-	$-
Short term deposits	40	40	-	-
Restricted cash	56	56	-	-
Total financial assets	$9,832	$9,832	$-	$-

Warrants	$192	$-	$-	$192
Total financial liabilities	$192	$-	$-	$192

NOTE 11 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued, and determined that none of the events necessitated disclosure.